SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 3)*

                         SENIOR HOUSING PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   81721M 10 9
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 28, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      HRPT Properties Trust
      I.R.S. ID No. 04-6558834

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP*    (a) / /
                                                            (b) / /


3     SEC USE ONLY




4     SOURCE OF FUNDS*


      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /


6     CITIZENSHIP OR PLACE OF ORGANIZATION


      Maryland

                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  12,809,238
        OWNED BY
          EACH            8         SHARED VOTING POWER
       REPORTING
         PERSON
          WITH
                          9         SOLE DISPOSITIVE POWER


                                    12,809,238

                          10        SHARED DISPOSITIVE POWER



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      12,936,898

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      29.79%

14    TYPE OF REPORTING PERSON*


      00

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      REIT Management & Research LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                   (b) / /

3     SEC USE ONLY


4     SOURCE OF FUNDS*


      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)   / /


6     CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware

                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY        8         SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON
          WITH
                          10        SHARED DISPOSITIVE POWER



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      12,954,002

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      29.83

14    TYPE OF REPORTING PERSON*


      OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      REIT Management & Research Trust  I.R.S. ID No. 04-3402206

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*


      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)   / /


6     CITIZENSHIP OR PLACE OF ORGANIZATION


      Massachusetts

                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY        8         SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON
          WITH
                          10        SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      12,954,002

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      29.83%

14    TYPE OF REPORTING PERSON*


      OO
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 to the original Schedule 13D filed September 29, 1999, by HRPT Properties Trust and REIT Management & Research, Inc. is being filed to reflect a decrease in the reported percentage ownership of Senior Housing Properties Trust as described below and update certain other information. This Amendment No. 3 shall also be an initial Schedule 13D filed by REIT Management & Research Trust.

Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 (the "Shares"), of Senior Housing Properties Trust, a Maryland real estate investment Trust ("SNH"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2. Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), REIT Management & Research LLC, a Delaware limited liability company ("RMR"), and REIT Management & Research Trust, a Massachusetts business trust ("RMR Trust"). Pursuant to an Agreement of Merger and Plan of Reorganization dated September 28, 2001 (the "Merger"), REIT Management & Research, Inc., a Delaware corporation ("RMR, Inc.") and previously a reporting person in this Schedule 13D, merged with and into RMR, a newly formed Delaware limited liability company that is wholly owned by RMR Trust. The ownership of RMR Trust is the same as the ownership of RMR, Inc., immediately prior to the Merger. RMR succeeded to all of the assets of RMR, Inc. including all benefits and obligations of RMR, Inc. under the Advisory Agreement between RMR, Inc. and SNH.

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Patrick F. Donelan, Rev. Justinian Manning, C.P., Frederick N. Zeytoonjian, Barry M. Portnoy and Gerard M. Martin. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John C. Popeo, Treasurer, Chief Financial Officer and Secretary, Jennifer B. Clark, Senior Vice President and Assistant Secretary and David M. Lepore, Senior Vice President.

         RMR's principal business is providing advisory services to real estate investment trusts such as SNH and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin, and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, Evrett W. Benton, Vice President, Jennifer B. Clark, Vice President and Assistant Secretary, David M. Lepore, Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, John C. Popeo, Treasurer, John R. Hoadley, Vice President and Bruce J. Mackey, Jr., Vice President. The sole member and manager of RMR is RMR Trust.

         RMR Trust's principal business is to act as the member and manager of RMR. The principal office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of RMR Trust are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The trustees and executive officers of RMR Trust are the same as the directors and executive officers of RMR. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital stock of RMR Trust.

         Each of the individuals listed above (i) except for Mr. Donelan, is a United Stated citizen, (ii) except for Mr. Donelan, Rev. Manning and Mr. Zeytoonjian, has a business address at 400 Centre Street, Newton, Massachusetts 02458 and (iii) except for Mr. Donelan, Rev. Manning, and Mr. Zeytoonjian is principally employed by RMR, in the capacities specified above. Mr. Hegarty also serves as President, Chief Operating Officer, and Secretary of SNH and John R. Hoadley also serves as Treasurer and Chief Financial Officer of SNH. The principal office of SNH is located at 400 Centre Street, Newton, Massachusetts 02458. Mr. Donelan is a British citizen and is Chairman and Chief Executive Officer of eSecLending and has a business address at Sion Hall, 56 Victoria Embankment, London, United Kingdom. Rev. Manning is the pastor of St. Gabriel's parish at 139 Washington Street, Brighton, Massachusetts 02135. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation and has a business address at 157 Moody Road, Enfield, Connecticut 06083.

         Neither HRP, RMR, RMR Trust nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in securities of the issuer.

         (a) On October 7, 2001 and October 12, 2001, SNH issued an aggregate of 14,047,000 additional Shares in an underwritten public offering. HRP continues to hold 12,809,238 Shares, which as a result of SNH's offering of Shares represent 29.50% of the issued and outstanding Shares.

         In addition, the trustees and executive officers of HRP own SNH Shares as follows: Mr. Martin, through a corporation of which Mr. Martin is the sole stockholder, 61,204 Shares; Mr. Portnoy, through a corporation of which Mr. Portnoy is the sole stockholder, 61,204 Shares; and other trustees and executive officers of HRP, 5,252 Shares in the aggregate. In addition, Messrs. Portnoy and Martin, as Managing Trustees of HRP, may be deemed to have beneficial ownership of the 12,809,238 Shares held by HRP; however, Messrs. Portnoy and Martin disclaim beneficial ownership of HRP's 12,809,238 Shares. The Shares held by HRP, when aggregated with such additional Shares held by the trustees and executive officers of HRP, aggregate 12,936,898 Shares, which represent 29.79% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. HRP, however, expressly disclaims any beneficial ownership of the Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP.

         RMR, as HRP's advisor, and RMR Trust, as the sole member and manager of RMR, may under applicable regulatory definitions, be deemed to beneficially own HRP's 12,809,238 Shares. RMR and RMR Trust, however, expressly disclaim any beneficial ownership of HRP's 12,809,238 Shares.

         In addition, the trustees, directors and executive officers of RMR and RMR Trust own SNH Shares as follows, in part as noted above: Mr. Martin, through a corporation of which Mr. Martin is the sole stockholder, 61,204 Shares; Mr. Portnoy, through a corporation of which Mr. Portnoy is the sole stockholder, 61,204 Shares; Mr. Hegarty, 8,440 Shares; and other executive officers of RMR Trust, 13,916 Shares in the aggregate. The Shares held by HRP (which may be deemed to be beneficially owned by RMR and RMR Trust), when aggregated with such additional Shares held by the trustees, directors and executive officers of RMR Trust, aggregate 12,954,002 Shares, which represent 29.83% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR and RMR Trust are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. RMR and RMR Trust, however, expressly disclaims any beneficial ownership of the Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR Trust.

         (b) HRP has sole power to vote or dispose of its 12,809,238 Shares. To HRP's knowledge, each of the trustees, directors and executive officers of HRP, RMR and RMR Trust described above has sole power to vote or dispose of the Shares he or she beneficially owns.

         (c) No transactions in Shares have been effected during the past sixty days by HRP, RMR, RMR Trust or the trustees, directors and executive officers of HRP, RMR and RMR Trust described above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.


Item 7. Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         99.1. Joint Filing Agreement, dated as of October 23, 2001, by and among HRP, RMR and RMR Trust.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2001                      HRPT PROPERTIES TRUST


                                      By: /s/ John Popeo
                                          Name: John Popeo
                                          Title:  Treasurer and Chief Financial
                                                   Officer



                                      REIT MANAGEMENT & RESEARCH LLC


                                      By: /s/ Jennifer B. Clark
                                          Name: Jennifer B. Clark
                                          Title:  Vice President and
                                                   Assistant Secretary



                                      REIT MANAGEMENT & RESEARCH TRUST


                                      By: /s/ Thomas M. O'Brien
                                          Name: Thomas M. O'Brien
                                          Title:  Vice President